UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

ANNUAL REPORT
Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For The Year Ended December 31, 2010

Commission file number: 1-10431

AVX NONQUALIFIED
SUPPLEMENTAL RETIREMENT PLAN

IRS Employer Identification Number:  33-0379007

AVX CORPORATION
1 AVX Boulevard
Fountain Inn, SC 29644

AVX NONQUALIFIED
SUPPLEMENTAL RETIREMENT PLAN
INDEX

Page No.

Report of Independent Registered Public Accounting Firm	2

Statements of Financial Condition with Fund Information as of December 31, 2010 and 2009	3-4

Statements of Income and Changes in Plan Equity with Fund Information for the years ended December 31, 2010, 2009 and 2008	5-7

Notes to Financial Statements	8-13

Signature	14

Schedule I – Investments	15

Exhibit:
23.1 Consent of Grant Thornton LLP dated March 29, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
AVX Nonqualified Supplemental Retirement Plan:

We have audited the accompanying statements of financial condition with fund information of the AVX Nonqualified Supplemental Retirement Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of income and changes in plan equity with fund information for each of the three years in the period ended December 31, 2010.  Our audits of the basic financial statements included the financial statement schedule listed in the index appearing under Schedule I.  These financial statements and financial statement schedule are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 2010 and 2009, and the results of its operations for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/Grant Thornton LLP

Charlotte, North Carolina
March 29, 2011

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
STATEMENT OF FINANCIAL CONDITION WITH FUND INFORMATION
As of December 31, 2010

	Total	AVX Stock	Kyocera Stock	MainStay Cash Reserves Fund	MainStay S&P 500 Index Fund	Janus Balanced Fund	Janus Fund	PIMCO Total Return Fund	PIMCO Real Return Fund	American Funds - EuroPacific Growth Fund	Well Fargo Adv Mid Cap Disc Fund	Columbia Select Large Cap Value Fund
ASSETS:
Investments at fair value:
Other investments (cost $5,699,219)	$6,355,824	$25,710	$20,254	$2,183,311	$308,999	$326,197	$318,944	$1,500,461	$276,547	$135,456	$147,430	$1,112,515
AVX Corporation Common Stock (cost $995,712)	1,171,569	1,171,569	-	-	-	-	-	-	-	-	-	-
Kyocera Corporation American Depositary Shares (cost $686,578)	946,391	-	946,391	-	-	-	-	-	-	-	-	-
Total investments	8,473,784	1,197,279	966,645	2,183,311	308,999	326,197	318,944	1,500,461	276,547	135,456	147,430	1,112,515

Receivable:
Employer contribution	146,948	12,555	9,360	32,799	7,644	12,077	11,687	32,351	5,675	2,012	1,252	19,536
Employee contribution	6,013	646	269	1,063	710	407	288	1,025	334	341	206	724
Total Contribution receivable	152,961	13,201	9,629	33,862	8,354	12,484	11,975	33,376	6,009	2,353	1,458	20,260

Plan equity	$8,626,745	$1,210,480	$976,274	$2,217,173	$317,353	$338,681	$330,919	$1,533,837	$282,556	$137,809	$148,888	$1,132,775

The accompanying notes are an integral part of these financial statements.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
STATEMENT OF FINANCIAL CONDITION WITH FUND INFORMATION
As of December 31, 2009

	Total	AVX Stock	Kyocera Stock	Seligman Large Cap Value Fund	MainStay Cash Reserves Fund	MainStay S&P 500 Index Fund	Janus Balanced Fund	Janus Fund	Lord Abbett Mid Cap Value Fund	PIMCO Total Return Fund	American Funds - EuroPacific Growth Fund	Well Fargo Adv Mid Cap Disc Fund
ASSETS:
Investments at fair value:
Other investments (cost $5,854,483)	$7,101,288	$34,586	$29,481	$892,246	$3,786,803	$251,520	$276,749	$281,714	$-	$1,323,374	$110,153	$114,662
AVX Corporation Common Stock (cost $1,284,372)	1,242,142	1,242,142	-	-	-	-	-	-	-	-	-	-
Kyocera Corporation American Depositary Shares (cost $841,660)	1,012,209	-	1,012,209	-	-	-	-	-	-	-	-	-
Total investments	9,355,639	1,276,728	1,041,690	892,246	3,786,803	251,520	276,749	281,714	-	1,323,374	110,153	114,662

Receivable:
Employer contribution	35,925	4,598	4,306	4,653	15,374	924	1,483	924	-	3,663	-	-
Employee contribution	6,639	589	258	667	1,346	741	697	701		899	214	527
Total Contribution receivable	42,564	5,187	4,564	5,320	16,720	1,665	2,180	1,625	-	4,562	214	527

Plan equity	$9,398,203	$1,281,915	$1,046,254	$897,566	$3,803,523	$253,185	$278,929	$283,339	$-	$1,327,936	$110,367	$115,189

The accompanying notes are an integral part of these financial statements.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION
For the year ended December 31, 2010

	Total	AVX Stock	Kyocera Stock	Seligman Large Cap Value Fund	MainStay Cash Reserves Fund	MainStay S&P 500 Index Fund	Janus Balanced Fund	Janus Fund	PIMCO Real Return Fund	PIMCO Total Return Fund	American Funds - EuroPacific Growth Fund	Well Fargo Adv Mid Cap Disc Fund	Columbia Select Large Cap Value Fund
Net investment income (loss):
Dividends	$94,012	$13,643	$11,641	$-	$-	$4,692	$6,621	$704	$4,760	$44,786	$1,891	$1,959	$3,315
Interest	314				314
Realized gain (loss) on investment	183,660	30,115	64,348	-	-	(48)	11,122	1,674	-	70,017	(165)	2,683	3,914
Unrealized gain (loss) on investment	601,937	218,087	89,264	-	-	35,252	5,493	31,360	10,746	3,341	10,053	20,582	177,759
Total income	879,923	261,845	165,253	-	314	39,896	23,236	33,738	15,506	118,144	11,779	25,224	184,988

Contributions:
Employer	182,872	17,321	13,665	-	47,323	8,568	13,560	12,611	6,443	35,929	2,012	1,252	24,188
Employee	262,015	25,514	12,892	-	56,061	26,286	23,324	21,196	10,151	38,379	10,206	15,187	22,819
Total contributions	444,887	42,835	26,557	-	103,384	34,854	36,884	33,807	16,594	74,308	12,218	16,439	47,007

Deductions:

Benefit payments	(2,096,268)	(326,095)	(261,790)	-	(1,461,123)	(10,582)	(11,896)	(11,408)	-	-	(1,319)	(11,704)	(351)
Income (loss) and change in plan equity	(771,458)	(21,415)	(69,980)	-	(1,357,425)	64,168	48,224	56,137	32,100	192,452	22,678	29,959	231,644

Transfer of funds from employee investment elections and plan investment changes, net	-	(50,020)	-	(897,566)	(228,925)	-	11,528	(8,557)	250,456	13,449	4,764	3,740	901,131

Plan equity at beginning of year	9,398,203	1,281,915	1,046,254	897,566	3,803,523	253,185	278,929	283,339	-	1,327,936	110,367	115,189	-

Plan equity at end of year	$8,626,745	$1,210,480	$976,274	$-	$2,221,17.	$317,353	$338,681	$330,919	$282,556	$1,533,837	$137,809	$148,888	$1,132,775

The accompanying notes are an integral part of these financial statements.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION
For the year ended December 31, 2009

	Total	AVX Stock	Kyocera Stock	Seligman Large Cap Value Fund	T. Rowe Price Spectrum Income Fund	MainStay Cash Reserves Fund	MainStay S&P 500 Index Fund	Janus Balanced Fund	Janus Fund	Lord Abbett Mid Cap Value Fund	PIMCO Total Return Fund	American Funds - EuroPacific Growth Fund	Well Fargo Adv Mid Cap Disc Fund
Net investment income (loss):
Dividends	$96,257	$15,049	$13,558	$444	$17,204	$-	$4,547	$3,427	$1,100	$-	$37,171	$1,793	$1,964
Interest	6,646					6,646
Realized gain (loss) on investment	(155,349)	123	50	159	(49,763)	-	(3,350)	151	189	(113,419)	12,650	(16,926)	14,787
Unrealized gain (loss) on investment	1,375,124	449,607	183,971	199,382	105,973	-	58,346	48,796	73,212	120,531	40,739	75,314	19,253
Total income	1,322,678	464,779	197,579	199,985	73,414	6,646	59,543	52,374	74,501	7,112	90,560	60,181	36,004

Contributions:
Employer	191,561	46,951	13,953	24,082	-	41,665	9,720	9,076	11,759	-	23,227	4,784	6,344
Employee	247,461	21,124	17,383	22,882	-	76,902	20,640	17,715	19,765	2,565	25,889	8,082	14,514
Total contributions	439,022	68,075	31,336	46,964	-	118,567	30,360	26,791	31,524	2,565	49,116	12,866	20,858

Deductions:
Fees	(750)	(91)	(79)	-	-	(580)	-	-	-	-	-	-	-
Income (loss) and change in plan equity	1,760,950	532,763	228,836	246,949	73,414	124,633	89,903	79,165	106,025	9,677	139,676	73,047	56,862

Transfer of funds from employee investment elections and plan investment changes, net	-	(2,966)	(54)	(69,834)	(746,764)	170,480	(36,796)	(108)	(1,038)	(145,104)	885,191	(111,334)	58,327

Plan equity at beginning of year	7,637,253	752,118	817,472	720,451	673,350	3,508,410	200,078	199,872	178,352	135,427	303,069	148,654	-

Plan equity at end of year	$9,398,203	$1,281,915	$1,046,254	$897,566	$-	$3,803,523	$253,185	$278,929	$283,339	$-	$1,327,936	$110,367	$115,189

The accompanying notes are an integral part of these financial statements.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION
For the year ended December 31, 2008

	Total	AVX Stock	Kyocera Stock	Seligman Large Cap Value Fund	T. Rowe Price Spectrum Income Fund	MainStay Cash Reserves Fund	MainStay S&P 500 Index Fund	Janus Balanced Fund	Janus Fund	Lord Abbett Mid Cap Value Fund	PIMCO Total Return Fund	American Funds - EuroPacific Growth Fund
Net investment income (loss):
Dividends	$99,271	$13,473	$12,093	$5,748	$35,123	$-	$5,363	$5,314	$1,586	$3,298	$13,379	$3,894
Interest	68,460					68,460
Realized gain (loss) on investment	50,151	-	-	1,573	13,145	-	3,658	11,163	5,052	(5,901)	13,483	7,978
Unrealized gain (loss) on investment	(1,653,771)	(465,292)	(155,351)	(421,774)	(118,462)	-	(120,505)	(50,896)	(115,909)	(77,530)	(15,489)	(112,563)
Total income (loss)	(1,435,889)	(451,819)	(143,258)	(414,453)	(70,194)	68,460	(111,484)	(34,419)	(109,271)	(80,133)	11,373	(100,691)

Contributions:
Employer	209,308	59,119	10,607	23,303	-	48,549	7,860	11,241	11,806	3,368	22,028	11,427
Employee	421,233	48,778	39,523	19,756	-	181,029	23,814	23,640	24,830	21,260	24,434	14,169
Total contributions	630,541	107,897	50,130	43,059	-	229,578	31,674	34,881	36,636	24,628	46,462	25,596

Deductions:
Benefit payments	(194,324)	(6,739)	(133)	-	-	-	(44,434)	(20,240)	(34,269)	(28,291)	-	(60,218)
Income (loss) and change in plan equity	(999,672)	(350,661)	(93,261)	(371,394)	(70,194)	298,038	(124,244)	(19,778)	(106,904)	(83,796)	57,835	(135,313)

Transfer of funds from employee investment elections, net	-	-	-	-	-	-	-	(12,003)	-	473	42,982	(31,452)

Plan equity at beginning of year	8,636,925	1,102,779	910,733	1,091,845	743,544	3,210,372	324,322	231,653	285,256	218,750	202,252	315,419

Plan equity at end of year	$7,637,253	$752,118	$817,472	$720,451	$673,350	$3,508,410	$200,078	$199,872	$178,352	$135,427	$303,069	$148,654

The accompanying notes are an integral part of these financial statements.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan

The following brief description of the AVX Nonqualified Supplemental Retirement Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

General
The Plan was established August 1, 1994 to provide certain officers and highly compensated managers of AVX Corporation, (“AVX”) or (the "Company") with supplemental retirement benefits.  Effective January 1, 2005, the AVX Corporation SERP Plan (the “SERP Plan”), that was established January 1, 1998, was merged into the Plan.  All balances from the SERP Plan were transferred into the Plan.  Any employee eligible to participate in the AVX Corporation Retirement Plan is eligible to participate in the SERP portion of the plan and any employee eligible to participate in the AVX Corporation Retirement plan whose annual compensation is in excess of $230,000, $245,000, and $245,000 for the plan years 2008, 2009 and 2010, respectively (as such limit is defined by the Internal Revenue Code) is eligible to participate in the Supplemental Retirement portion of the Plan. An employee who, in prior years,  becomes an eligible participant in the Plan shall continue to be eligible to fully participate in the Plan regardless of whether such employee’s annual compensation falls below the annual compensation limit for the year. In December of 2007, the Plan was amended to comply with the final regulations under Internal Revenue Code Section 409A. These amendments were effective January 1, 2008. The Company is the Plan’s sponsor and Plan administrator. New York Life Trust Company (the “Trustee”) is the Plan’s trustee and record keeper.

In 2009, the Plan was amended and restated effective January 1, 2010. Among other changes to the Plan, the amendment eliminated the Supplemental Retirement portion of the Plan with the related eligibility criteria.  In addition, the amended Plan provides that all employer contributions will be paid annually, and plan eligibility is based upon Company's Board of Directors discretion.

Deferred Compensation Contribution
The Plan is split into two parts. There is a SERP portion and a Supplemental Retirement portion. The SERP portion allows each participant to irrevocably elect to defer receipt of all or a portion of eligible compensation for that year prior to January l of each year. The Supplemental Retirement portion allows participants to defer an amount from 1% to 3% of eligible compensation (currently between $245,000 and $600,000). Eligible compensation for employee contributions to the supplemental portion is determined based on total compensation less any amount deferred under the SERP portion of the Plan.

Company Matching Contribution
The Company will match contributions equal to 100% of the first 3% of the amount that is deferred under the AVX Corporation Retirement Plan.  After the maximum contribution limit has been reached under the AVX Corporation Retirement Plan, the Company will match contributions equal to 100% of the first 3% of the amount deferred that is related to eligible compensation (currently between $245,000 as indexed and $600,000) in the Plan. This match to the plan shall be invested in the AVX Stock Fund. Upon attaining the age of fifty-five, a participant may elect to change the investment of any matching contributions made on his behalf. Total Company match for any participant in the Plan can not exceed 3% of eligible compensation for the Plan year.

Non-discretionary Contribution
The Company will make an annual contribution equal to 5% of eligible compensation.

Discretionary Contribution
The Company may make an annual contribution between 0% - 5% of eligible compensation.  The contribution amount is subject to approval by the Company’s Board of Directors.  In 2009 and 2008, the Company's Board of Directors approved a 5% discretionary match.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings and charged with an allocation of administrative expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Each participant shall be fully vested and have a non-forfeitable interest in his account including all company contributions.

Payment of Benefits
Benefits under the Plan shall be payable to a participant or beneficiary upon the earlier of such participant's separation from service, disability, or death in a lump-sum payment or in installments over a period not to exceed 10 years.

2.	Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are presented on the accrual basis of accounting.

Contributions
Employer contributions under the non-discretionary contribution feature include amounts equal to the aggregate amount that would have been contributed based on a participant’s eligible compensation under the non-discretionary contribution feature of the AVX Retirement Plan.  The employer contributions associated with the discretionary contribution feature of the Plan are not readily determinable until after the Company’s fiscal year ended March 31 and are included in the Plan in the year paid.  Contributions from employees are recorded in the period withheld.

Payment of Benefits
Benefits are recorded when paid.

Income Recognition
For purposes of determining realized gains and losses, the Plan uses the average cost method to determine the cost basis of disposed assets.  Unrealized gains (losses) on investments on the Statements of Income and Changes in Plan Equity with Fund Information represents the cumulative change in unrealized gains (losses) for the respective years.  Purchases and sales are recorded on the trade date.

Administrative Expenses
The Plan invests in various mutual funds with revenue-sharing agreements that partially offset fees. Plan fees that are not offset with revenue from these agreements are paid by the Company. In addition, the Company pays Plan fees related to stock administration of the AVX Stock Fund and the Kyocera Stock Fund. These stock administration fees are based on the market value of these funds.

Use of Estimates
The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of plan equity at the date of the financial statements and the changes in plan equity during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Dividend and Interest Income Recognition
Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.

Investment Valuation
The Plan investments are stated at fair value.  See Note 4.

Reclassifications
Certain items in the statements of income and changes in plan equity with fund information and Note 3 as originally reported for the years ended December 31, 2009 and 2008, have been reclassified to conform to the current presentation, as follows:

 Realized gain (loss) on investments and unrealized gain (loss) on investments were segregated from net appreciation (depreciation) on investments to enhance presentation in the statements of income and changes in plan equity with fund information for the years ended December 31, 2009 and 2008.

 The Plan's realized and unrealized gains (losses) for the years ended December 31, 2009 and 2008 presented in the table in Note 3 were segregated between common stock and other investments, also to enhance presentation.

These items have no effect on previously reported statements of financial condition with fund information or on the income (loss) and changes in plan equity for the years ended December 31, 2009 and 2008.

New Accounting Standards
In January 2010, the FASB issued ASU No. 2010-06, Improving Disclosures About Fair Value Measurements (ASC) 820, Fair Value Measurements and Disclosures (ASC 820) to add new disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements.  ASU 2010-06 also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value.  This ASU is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which will be effective for fiscal years beginning on or after December 15, 2010.  The Plan has adopted this guidance which did not have a material impact on the Plan’s financial statements and disclosures.

3.	Investment Programs

The Plan's investment alternatives include the following:

MainStay Cash Reserves Fund: The MainStay Cash Reserves Fund, a money market fund, seeks a high level of current income while preserving capital and maintaining liquidity. This fund invests in short-term dollar denominated securities. This fund had ten participants at December 31, 2010 and eleven participants at December 31, 2009.

Seligman Large Cap Value Fund: The Seligman Large Cap Value Fund, a mutual fund, seeks capital appreciation through a value-oriented, diversified portfolio comprised of high-quality stocks.  This fund had no participants at December 31, 2010 and seven participants at December 31, 2009.  This fund is no longer an investment alternative for future contributions.

Kyocera Stock: This account invests in shares of the Kyocera Corporation.  The objective is to give participants the opportunity to share in the success and growth of Kyocera and AVX by allowing participants to become part owners.  The account’s value will fluctuate, based on the success of Kyocera, AVX and the stock market in general.  This account had three participants at December 31, 2010 and four participants at December 31, 2009.

AVX Stock: This account invests in shares of AVX stock.  This account also gives participants the opportunity to share in the success and growth of AVX.  The account’s value will fluctuate, based on the success of AVX and the stock market in general.  This account had fourteen participants at December 31, 2010 and fifteen participants at December 31, 2009.

Janus Balanced Fund: The Janus Balanced Fund, a mutual fund, seeks long-term growth of capital balanced by current income by normally investing 40% to 60% of assets in securities selected for their growth potential and 40% to 60% of assets in securities selected for their income potential.  This fund had eight participants at December 31, 2010 and seven participants at December 31, 2009.

Janus Fund: The Janus Fund, a mutual fund, seeks long-term growth of capital, consistent with preservation of capital, by investing primarily in common stock of companies of any size. This fund had six participants at December 31, 2010 and six participants at December 31, 2009.

MainStay S&P 500 Index Fund: The MainStay S&P 500 Index Fund, a mutual fund, seeks to provide investment results that correspond to the total return performance (reflecting reinvestment of dividends) of common stocks in the aggregate, as represented by the S&P 500 Index. This fund had six participants at December 31, 2010 and five participants at December 31, 2009.

PIMCO Total Return Fund: The PIMCO Total Return Fund, a mutual fund, seeks maximum total return by investing primarily in fixed income securities of varying maturities.  This fund had nine participants at December 31, 2010 and eight participants at December 31, 2009.

PIMCO Real Return Fund: The PIMCO Real Return Fund, a mutual fund, seeks maximum real return. The fund normally invests at least 80% of net assets in inflation-indexed bonds of varying maturities. It invests primarily in investment-grade securities, but may invest up to 10% of total assets in high-yield securities (junk bonds). The fund may invest in derivative instruments. It is non-diversified. This fund became an investment alternative for plan participants during 2010.  This fund had two participants at December 31, 2010.

American Funds- EuroPacific Growth Fund:  The American Funds- EuroPacific Growth Fund, a mutual fund, seeks long-term growth of capital.  The fund normally invests at least 80% of assets in securities of issuers located in Europe and the Pacific Basin.  The fund may also hold cash, money market instruments and fixed-income securities.  This fund had seven participants at December 31, 2010 and six participants at December 31, 2009.

Wells Fargo Advantage Mid Cap Disciplined Fund: The Wells Fargo Advantage Mid Cap Disciplined Fund, a mutual fund, seeks long term capital appreciation. The fund principally invests in equity securities of medium-capitalization companies, which are defined as securities of companies with market capitalizations within the range of the Russell Midcap Index that are believed to represent attractive opportunities. This fund had six participants at December 31, 2010 and five participants at December 31, 2009.

Columbia Select Large Cap Value Fund: The Columbia Select Large Cap Fund, a mutual fund, seeks long-term capital appreciation. The fund invests at least 80% of net assets in the common stocks of "value" companies with large market capitalization ($4 billion or more) at the time of purchase. It generally holds a small number of securities because the investment manager believes doing so allows it to adhere to its disciplined value investment approach. The fund can invest in any economic sector and, at times, it may emphasize one or more particular sectors.  This fund became an investment alternative during 2010.  This fund had seven participants at December 31, 2010.

The Plan's realized and unrealized gains (losses) for the years ended December 31 are as follows:

	2010	2009	2008
Proceeds
Common stock	$637,904	$236,491	$6,873
Other investments	1,829,526	1,450,467	298,632
	2,467,430	1,686,958	305,505
Aggregate cost
Common stock	543,441	236,318	6,873
Other investments	1,740,329	1,605,989	248,481
	2,283,770	1,842,307	255,354
Realized gains (losses)
Common stock	94,463	173	-
Other investments	89,197	(155,522)	50,151
	183,660	(155,349)	50,151
Unrealized gains (losses)
Common stock	307,352	449,608	(620,643)
Other investments	294,585	925,516	(1,033,128)
	601,937	1,375,124	(1,653,771)
Realized and unrealized gains (losses)	$785,597	$1,219,775	$(1,603,620)

The fair values of the following investments represent 5% or more of the Plan's total net assets and equity available for benefits for the years ended December 31, 2010 and 2009, respectively:

	December 31,
	2010	2009
MainStay Cash Reserves Fund	$2,229,275	$3,850,870
AVX Stock	1,171,569	1,242,142
Kyocera Stock	946,391	1,012,209
PIMCO Total Return Fund	1,500,461	1,323,374
Columbia Select Large Cap Value Fund	1,112,515	*
Seligman Large Cap Value Fund	*	892,246

*Amount was less than 5% of the Plan's total net assets and equity available for benefits as of December 31, 2010 and 2009, respectively.

4.	Fair Value:

Fair Value Hierarchy:

The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

▪	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.

▪
Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

▪	Level 3: Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

		Based on
	Fair Value at December 31, 2010	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
Assets measured at fair value on a recurring basis:
Money Market Fund:
Mainstay Cash Reserves Fund	$2,229,275	$2,229,275	$-	$-
Mutual Funds:
Fixed Income	1,777,008	1,777,008	-	-
Large Cap Growth	318,944	318,944	-	-
Large Cap Value	1,112,515	1,112,515	-	-
Large Cap Blend	770,652	770,652	-	-
Mid Cap Blend	147,430	147,430	-	-
Common Stock:
AVX Stock	1,171,569	1,171,569	-	-
Kyocera Stock	946,391	946,391	-	-
Total	$8,473,784	$8,473,784	$-	$-

		Based on
	Fair Value at December 31, 2009	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
Assets measured at fair value on a recurring basis:
Money Market Fund:
Mainstay Cash Reserves Fund	$3,850,870	$3,850,870	$-	$-
Mutual Funds:
Fixed Income	1,323,374	1,323,374	-	-
Large Cap Growth	281,714	281,714	-	-
Large Cap Value	892,246	892,246	-	-
Large Cap Blend	638,422	638,422	-	-
Mid Cap Blend	114,662	114,662	-	-
Common Stock:
AVX Stock	1,242,142	1,242,142	-	-
Kyocera Stock	1,012,209	1,012,209	-	-
Total	$9,355,639	$9,355,639	$-	$-

Assets valued using Level 1 inputs in the table above represent assets from the Plan and are valued based on the number of shares in the funds using a closing price per share traded in an active market.

5.	Non participant-Directed Investments:

Information about the net assets and the significant components of the changes in net assets relating to the non participant-directed investments is as follows:

	December 31,
	2010	2009
Net Assets
Mainstay Cash Reserves Fund	$8,425	$11,281
AVX Corporation Common Stock	383,913	405,178
Total	$392,338	$416,459

	December 31,
	2010	2009	2008
Changes in Net Assets
Contributions	$-	$27,579	$48,802
Dividends	4,470	4,909	4,369
Transfers	(38,426)	-	-
Net appreciation(depreciation)	81,972	144,242	(144,281)
Forfeitures and fees	-	(2,932)	-
Benefits paid to participants	(72,137)	-	(3,541)
Total	$(24,121)	$173,798	$(94,651)

6.	Plan Termination

Although the Company has not expressed any intent to do so, it has the right to terminate the Plan at any time.  However, termination of the Plan shall not, without the consent of a participant, adversely affect such participant’s rights with respect to amounts then accrued in his/her account.

7. Federal Income Taxes

The Plan is a grantor type trust and is not qualified under Section 401 of the Internal Revenue Code.  Under Section 671 of the Internal Revenue Code, items of income, deduction or credit in a grantor trust are treated as belonging to the grantor.  These items are reported on the income tax return of the grantor, AVX Corporation.  Participants must include distributions in taxable income at the time of withdrawal.

For the Plan year 2008, certain participant contributions were made to the plan before all eligibility criteria was met. The compensation of these participants was not yet in excess of the amount determined under Section 401(a)(17) of the Code for the Plan year 2008. These amounts totaling $2,912 related to the employee contribution and $2,912 related to the employer match, net of any gains and losses, were transferred into a forfeiture account into the MainStay Cash Reserves Fund and reflected as net employee and employer receivables and payables between the funds in the accompanying statement of financial condition as of December 31, 2008. The gross amount of excess contributions was distributed to the participants by the Company. As discussed in Note 1 above, the Plan was amended effective January 1, 2010. The amendment to the Plan eliminated the Supplemental Retirement portion of the Plan with the related eligibility criteria.

8. Transactions with Related Parties

All transactions in AVX common stock and Kyocera ADS are related party transactions.

Amounts of American Depository Shares of Kyocera Corporation, the Company’s majority shareholder, held by the Plan at December 31 are as follows:

	2010	2009
Shares	9,262	11,462
Market value per share	$102.18	$88.31
Market value	$946,391	$1,012,209

Amounts of AVX Corporation common stock held by the Plan at December 31 are as follows:

	2010	2009
Shares	75,928	98,038
Market value per share	$15.43	$12.67
Market value	$1,171,569	$1,242,142

9. Risks and Uncertainties

The Plan provides for various investment options in common stocks, a money market fund, and in registered investment companies which invest in combinations of stocks, bonds, fixed income securities, mutual funds, and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Financial Condition with Fund Information.  The market value of the Plan’s assets is included as an asset and a liability on the Company’s balance sheet because the Plan’s assets are available to AVX’s general creditors in the event of the Company’s insolvency.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
               (Name of Plan)

BY:	/s/ Kurt P. Cummings
Kurt P. Cummings
Member of Administrative Committee

Date: March 29, 2011

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN
SCHEDULE I - INVESTMENTS
As of December 31, 2010

Description	Number of shares/units	Market Value	Percentage of Net Assets

MainStay Cash Reserves Fund	2,229,275	$2,229,275	25.8%
AVX Stock	75,928	1,171,569	13.6%
Kyocera Stock	9,262	946,391	11.0%
MainStay S&P 500 Index Fund	10,666	308,999	3.6%
American EuroPacific Growth Fund	3,330	135,456	1.6%
Janus Fund	10,945	318,944	3.7%
Janus Balanced Fund	13,006	326,197	3.8%
PIMCO Total Return Fund	138,291	1,500,461	17.4%
PIMCO Real Return Fund	24,344	276,547	3.2%
Wells Fargo Adv Mid Cap Disciplined Fund	7,017	147,430	1.7%
Columbia Select Large Cap Value Fund	75,681	1,112,515	12.9%
Total Investments		$8,473,784